March 6, 2007	direct phone: 515-242-2440
direct fax: 515-323-8540
email: vandevoort@brownwinick.com

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Washington, DC  20549-7010

RE:                              Highwater Ethanol, LLC
Pre-Effective Amendment 3 to Registration Statement on Form SB-2
Filed February 7, 2007
File No. 333-137482

Dear Ms. Long:

We are in receipt of your letter dated February 20, 2007 providing comments on our registration statement on Form SB-2 as filed on February 7, 2007.  We reviewed your comments and the purpose of this letter is to provide our responses to your comments.  In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below are each of your comments in chronological order immediately followed by our responses.  In addition, we are enclosing a marked Pre-effective Amendment No. 3 to Form SB-2, which includes the revisions made pursuant to your comments.

General

1.                                       Provide updated financial statements and related disclosures, as necessary, to comply with Item 310(g) of Regulation S-B.

Response:  The financial statements and related disclosures have been updated to comply with Item 310(g) of Regulation S-B.

2.                                       Please include information regarding the terms of the promissory note and security interest you will take in subscribers’ other units in the filing.  We note that you have provided this information supplementally in response to prior comment 5.

Response:  The “Subscription Procedures” section of the prospectus has been revised to include the supplemental information provided in our response to prior comment 5.

Prospectus’ Outside Front Cover Page

3.                                       Limit the prospectus’ outside front cover page to one page.  See Item 501(a) of Regulation S-B.  Please revise to include only the information that is required by Item 501, SEC Release 33-6900 and Guide 5, including, for example, only the most significant risk factors on the prospectus’ outside front cover page.  In this regard, there are several risks that attend an investment in an LLC, such as the fact that investors may not receive any cash distributions even though they may incur tax liabilities, that appear to be significant by are not enumerated.  Similarly, while you state that investments will be in “illiquid securities,” it is not made clear that the units are actually subject to restrictions on transfer.  Several other items do not clearly express a risk and could be eliminated or revised.  You could also safely eliminate your statements about the cost to complete the project and your board’s reservation of its right to change the location of the plant site.  This information may be better placed in the body of your prospectus.

Response: The outside front cover page of the prospectus has been revised as suggested.

We will depend on Fagen, Inc. and ICM, Inc. to design our ethanol plant…page 19

4.                                       We note the disclosure on page 33 and elsewhere in the registration statement that Highwater Ethanol’s design-build agreement with Fagen terminates on March 26, 2007 unless a valid notice to proceed has been accepted by Fagen.  If notice has not yet been accepted by Fagen, this seems to be a material risk that you should discuss.  Please revise as necessary.

Response: The Company has entered into an agreement, filed as exhibit 10.19 to the registration statement, to extend the notice to proceed deadline contained in the design-build agreement with Fagen, Inc. to August 15, 2007, from March 26, 2007.  The discussion on pages 19, 33, 34 and 60 has been revised to reflect this later date and a risk factor has been added to the list of risk factors regarding “Risks Related to Construction of the Ethanol Plant” as suggested.

The plant site may have unknown environmental problems…which may delay or halt plant construction and delay our ability to generate revenue, page 20

5.                                       We note the disclosure on pages 33 — 34 and elsewhere in the registration statement that one of the two remaining options to purchase land expires March 31, 2007 and one of the two remaining options to purchase land expires on December 31, 2008.  If the impending expiration of either or both of these options presents a material risk, please discuss this as a risk factor.

Response: The Company has exercised its options on the two parcels that it needs for construction of the ethanol plant.  The Company will likely allow the other options to expire. As such, the impending expiration of these options does not present a material risk to the project.

6.                                       The environmental matters you discuss in this risk factor do not seem to present a current material risk, as you state that you have no reason to believe that there is a material risk of environmental problems.  You are not required to discuss any possible risk, no matter how remote.  Instead, focus readers’ attention on risks that are material.  Please revise this risk to explain how it is currently material, or remove.

Response: The risk factor has been removed as suggested to allow the reader to focus on material risk factors.

Federal Income Tax Consequences of Owning Our Units, page 82

7.                                       We note the disclosure you have revised in response to prior comments 8 and 9.  Please remove statements that suggest that investors can not rely on counsel’s opinion, or that counsel does not have any liability for its opinion to the investors.  For example, in several places, you state that the opinion is “not a guarantee of” and “does not assure” tax consequences.  While this may be true, this language suggests that investors might not be able to rely on the opinion.  Note that we will not object to your statement that the opinion is not binding on the Internal Revenue Service.

Response: The language in the tax section has been revised as suggested.

8.                                       Please revise the reference in the third paragraph to “our taxation of investors”, since the company is not taxing investors.

Response: The third paragraph has been revised to clarify that the Company is not taxing investors.

9.                                       Please revise the reference the discussion being “an expression of our tax counsel’s professional judgment” and clarify that it is counsel’s opinion.

Response: This phrase has been revised in the “Federal Income Tax Consequences of Owning Our Units” section of the prospectus and in the tax opinion letter filed as exhibit 8.1.

10.                                 Since the word “generally” may imply that investors cannot rely on the disclosures, please delete the word “generally” throughout this discussion, including

•                  The second sentence under “Passive Loss Rules.”

•                  The second sentence under “Passive Activity Income.”

•                  The first sentence under “Allocation of Income and Losses.”

Response:  The word “generally,” when used in a manner that could be regarded as indicating that the investor cannot rely on the disclosure, has been removed as suggested.

Exhibit Index

11.                                   Refer to prior comment 11.  The disclosure in the exhibit index should conform to the disclosure included in Item 27 of Form SB-2.  Thus, as requested previously, for exhibits filed previously, indicate by footnote or otherwise also in the exhibit index that the exhibits have been filed previously.

Response:  The exhibit index has been revised as suggested.

Exhibit 5.1

12.                                   Although you represent that you revised the form of legal opinion in response to prior comment 14, you did not do so.  As noted previously, counsel must consent also to being named under “Legal Matters” in the registration statement.  Please revise exhibit 5.1 to include counsel’s consent. Alternatively, file counsel’s consent as a separate exhibit to the registration statement.

Response:  The opinion letter has been further revised to clarify that counsel consents to being named under the section “LEGAL MATTERS” in the Company’s Registration Statement and to having its opinion filed as Exhibit 5.1 as part of the Company’s Registration Statement.

Exhibit 10.9

13.                                   It does not appear that you filed the proposal from Earth Tech Consulting, Inc. as an exhibit to the registration statement in response to prior comment 15.  Exhibit 10.17 is only a cover letter for the proposal, which is not attached.

Response:  The proposal cover letter and the actual proposal have now been filed as exhibit 10.17.

Other

14.                                   Refer to prior comment 16.  As noted previously, you did not mark all changed materials in pre-effective amendment 1 to the registration statement as required by Rule 310 of Regulation S-T.  Further, you have not marked all changed materials in pre-effective amendment 2 to the registration statement as required by Rule 310 of Regulation S-T.  For example, refer to “Subscription Procedures” and “Escrow Procedures” under “The Offering” in the prospectus’ summary section that were not marked in either pre-effective amendment to the registration statement.  Please comply with the rule’s requirements in future filings.

Response: We will comply with Rule 310 of Regulation S-T in the future.

Additional Changes/Updates by the Registrant

The Amended and Restated Member Control Agreement of Highwater Ethanol, LLC was approved by its members on February 26, 2007.  Accordingly the agreement has been dated and the signatures have been conformed to reflect its approval.

The escrow agreement between Highwater Ethanol, LLC and Minnwest Bank of Redwood Falls, Minnesota was executed on February 20, 2007.  The Minnesota Department of Commerce also executed the agreement.  The escrow agreement, filed as exhibit 4.3, has been dated and the signatures have been conformed.

In March 2007 we closed on the two parcels for which we had exercised land options. The two parcels total approximately 116 acres and we paid a total of approximately $810,000 for the properties. Accordingly, the disclosures regarding site acquisition have been revised to reflect this development.

Sincerely,

/s/ Judd W. Vande Voort

Judd W. Vande Voort

JWV:
Enclosure